SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE

ACT OF 1934

For the month of February 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant’s name in English)

Av. Ayrton Senna da Silva, 1633 - 2° andar

54410-240 Jaboatão dos Guararapes

Pernambuco

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

Exhibit Index

Description	Exhibit No.
Press Release of Tele Nordeste Celular Participações S.A. entitled “Tele Nordeste Celular Participações S.A. Announces Results For The Fourth Quarter 2003,” dated February 6, 2004	99.1
Management Report of Tele Nordeste Celular Participações S.A.	99.2
Financial Statements of Tele Nordeste Celular Participações S.A., for years ended December 31, 2003 and 2002, with Report of Independent Auditors	99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: February 9, 2004

By:	/s/ WALMIR URBANO KÉSSELI

Name:	Walmir Urbano Késseli
Title:	Chief Financial Officer